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                                                               EXHIBIT (a)(5)(D)


FOR IMMEDIATE RELEASE


Contact:
Art Maulsby                                 James B. Carroll
Tom Ekman                                   ARTISTdirect, Inc.
Sitrick and Company                         EVP/CFO
310-788-2850                                323-634-4022
art_maulsby@sitrick.com                     jim.carroll@artistdirect.com
tom_ekman@sitrick.com

                        ARTISTDIRECT EXTENDS TENDER OFFER

LOS ANGELES, CALIFORNIA - MARCH 30, 2001 - ARTISTdirect, Inc. (Nasdaq: ARTD) today announced that it has extended the expiration of its tender offer until 5 p.m., New York City time, on Monday, April 9, 2001, unless further extended. The tender offer was previously scheduled to expire on Thursday, March 29, 2001. In the tender offer, the Company intends to purchase up to 2.0 million shares, or approximately 5.3%, of the company's approximately 37.8 million currently outstanding shares of common stock. The purchase will be made through a "Dutch Auction" style self-tender offer, at an offering range of between $1.25 and $1.50 per share. The tender offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 26, 2001, as amended on March 8, 2001 and March 14, 2001 and the related Letter of Transmittal, which constitute the offer.

The offer is not conditioned upon any minimum number of shares being tendered. The offer, proration and withdrawal rights will now expire at 5:00 p.m., New York City time, on Monday, April 9, 2001, unless ARTISTdirect further extends the offer. If the number of shares tendered is greater than the number sought, the company will select the tendered price within the range that allows the company to repurchase the entire 2.0 million shares at the lowest aggregate price, with purchases to be made on a pro-rata basis for stockholders tendering at or below the purchase price. If the tender offer is accepted in its entirety, the company will have approximately 35.8 million shares of common stock outstanding after its completion. The company plans to fund the tender offer from its existing cash and the liquidation of short-term investments.


ABOUT ARTISTDIRECT INC.

ARTISTdirect Inc. (Nasdaq:ARTD - news) is a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. ARTISTdirect.com (www.artistdirect.com), a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, the company also manages offline musical tour booking and develops event-marketing programs extending sponsor reach. The company has headquarters in Los Angeles.